UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM F-X

          APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING


A.      Name of issuer or person filing ("Filer"): CP SHIPS LIMITED

B.      This is [check one]

        [x]    an original filing for the Filer
        [   ]  an amended filing for the Filer

C.      Identify the filing in conjunction with which this Form is being filed:

        Name of registrant                                  CP SHIPS LIMITED

        Form type                                           SCHEDULE 13E-4F

        File Number (if known)

        Filed by                                            CP SHIPS LIMITED

        Date Filed (if filed concurrently, so indicate)     Filed Concurrently

D. The Filer is incorporated or organized under the laws of New Brunswick and has its principal place of business at 62-65 Trafalgar Square, London WC2N 5DY, United Kingdom, phone: +44 20 7389 1100.

E. The Filer designates and appoints J.P. LaCasse ("Agent") located at Lykes Lines Limited, LLC, 401 East Jackson Street, Suite 3300, Tampa, Florida 33602, Tel. 1-813-276-4600 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

        (a) any investigation or administrative proceeding conducted by the Commission; and

        (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Schedule 13E-4F on September 30, 2002 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the
        Schedule 13E-4F relates has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Schedule 13E-4F; the securities to which the Schedule 13E-4F relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London Country of United Kingdom this 30th day of September 2002.

                          CP SHIPS LIMITED


                          By:  /S/ JOHN IRVING
                             -----------------------------
                            Name:   John K. Irving
                            Title:  Vice President, General Counsel & Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

                             /S/ J.P. LACASSE
                            ------------------------------------
                            J.P. LaCasse

                            Agent for Service of Process
                            ------------------------------------
                                                    (Title)

                               September 30, 2002
                            ------------------------------------
                                                    (Date)